07020788

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
January 30, 2007 at 3:30 pm

AMER SPORTS CORPORATION: FRANKLIN'S HOLDING IN COMPANY EXCEEDS 5%

Pursuant the Finnish Securities Market Act (Section 2:9), Amer Sports Corporation has been notified that the total number of shares held by the mutual funds and separate accounts managed by the affiliated investment adviser of Franklin Resources Inc. represents 5.09% the Company's share capital and voting rights.

Amer Sports' capital consists of 72,056,004 shares in issue.

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

dlw 2/7

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
December 19, 2006 at 10.00 am

AMER SPORTS CORPORATION: EXERCISE OF 2002 AND 2003 WARRANTS

A total of 49,170 Amer Sports Corporation's shares have been subscribed for as a result of an exercise of its 2002 warrants and 1,494 shares as a result of an exercise of its 2003 warrants. The corresponding increase in the Company's share capital amounting to EUR 202,656 was registered in December 19, 2006. As a result of this increase, Amer Sports Corporation's share capital now totals EUR 286,790,496 and the total number of shares in issue is 71,697,624.

Shareholder rights commence from the registration date December 19, 2006. The new shares will be listed on the Helsinki Exchanges in December 20, 2006.

The subscription period of Amer Sport's 2002 warrant scheme commenced in January 1, 2005 and will end in December 31, 2007. The share subscription period of 2003 warrant scheme commenced in January 1, 2006 and will end in December 31, 2008.

The share subscription period

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.